December 31, 2024

FILED VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kellie Kim
Ms. Kristina Marrone

Re:	Murano Global Investments Plc
Form 20-F
Filed May 1, 2024
File No. 001-41985

Ladies and Gentlemen:

Murano Global Investments Plc (the “Company” or “we”) hereby transmits the Company’s response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 17, 2024, regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) filed with the Commission on May 1, 2024. Concurrently with this response letter, the Company is publicly filing with the Commission via EDGAR Amendment No. 1 to the Annual Report on Form 20-F/A (“Amendment No. 1”), which has been revised to reflect the Company’s response to the Staff’s comment number 2 set forth in the Comment Letter.

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in bold italics type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

***

Note 19. Correction of immaterial errors, page F-48

1.
We note the correction of errors related to the classification of non-cash transactions and deferred taxes in previously issued financial statements. Please provide us with a detailed materiality analysis supporting your conclusion that the impact of the errors is not material. In addition, tell us how you complied with the disclosure requirements of paragraph 49 of IAS 8.

Response: The Company respectfully advises the Staff that during the preparation of the financial statements for the year ended December 31, 2023, the Company identified certain errors in its prior year combined financial statements, which are summarized as follows:

1.
Under the Company’s accounting policy, cash paid for interest recognized as an expense in the statement of profit and loss is classified as a financing cash flow while cash paid on capitalized borrowing costs is classified within cash flows from investing activities. For the years ended December 2022 and 2021, the Company appropriately reflected the cash paid on capitalized borrowing costs as cash paid for the acquisition of property, construction in process and equipment within investing cash flows. However, such amounts were also erroneously reflected during those periods as a non-cash adjustment to net profit to arrive at cash flows from operating activities, and as interest paid within financing activities, thereby overstating cash flows from operating activities and understating cash flows from financing activities in 2022 and 2021 (the “Cash Flow Errors”).

2.
During 2022 and 2021, Murano failed to account for deferred taxes related to derivatives that were designated as economic hedges of variable interest debt. The omission of deferred taxes led to misstatements of the combined statements of profit and loss and other comprehensive income for the years ended December 31, 2022 and 2021, and the statements of financial position as of December 31, 2022 and 2021 and January 1, 2021 (the “Deferred Tax Errors”).

The impact of the misstatements on the combined financial statements are summarized as follows:

Adjustments in the combined statements of financial position

	As of December 31, 2022
	As Previously Reported	Adjustment	As Restated
Deferred tax liabilities	4,295,874,995	57,837,596	4,353,712,591
Total liabilities	10,345,727,922	57,837,596	10,403,565,518
Accumulated deficit	(1,181,000,159)	(57,837,597)	(1,238,837,756)
Total net assets	8,457,172,581	(57,837,596)	8,399,334,985

	As of December 31, 2021
	As Previously Reported	Adjustment	As Restated
Deferred tax liabilities	2,326,848,915	(2,384,364)	2,324,464,551
Total liabilities	6,495,730,554	(2,384,364)	6,493,346,190
Accumulated deficit	(1,485,599,420)	2,384,364	(1,483,215,056)
Total net assets	4,246,379,239	2,384,364	4,248,763,603

	As of January 1, 2021
	As Previously Reported	Adjustment	As Restated
Deferred tax liabilities	2,171,778,310	(25,138,382)	2,146,639,928
Total liabilities	5,509,975,376	(25,138,382)	5,484,836,994
Accumulated deficit	(1,402,845,011)	25,138,382	(1,377,706,629)
Total net assets	4,199,851,772	25,138,382	4,224,990,154

Adjustments in the combined statements of profit and loss and other comprehensive income

	Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Restated
Income taxes	(170,487,446)	(60,221,961)	(230,709,407)
Net profit	304,599,261	(60,221,961)	244,377,300
Total comprehensive income	4,509,138,666	(60,221,961)	4,448,916,705

	Year Ended December 31, 2021
	As Previously Reported	Adjustment	As Restated
Income taxes	(83,104,963)	(22,754,018)	(105,858,981)
Net profit	(82,754,409)	(22,754,018)	(105,508,427)
Total comprehensive income	85,197,957	(22,754,018)	62,443,939

Adjustments in the combined statements of cash flows

	Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Restated
Interest expense	328,367,127	(241,931,148)	86,435,979
Net cash flows used in operating activities	(33,580,241)	(241,931,148)	(275,511,389)
Interest paid	(286,996,622)	241,931,148	(45,065,474)
Net cash flows from financing activities	1,528,421,985	241,931,148	1,770,353,133

	Year Ended December 31, 2021
	As Previously Reported	Adjustment	As Restated
Interest expense	153,401,639	(102,952,238)	50,449,401
Net cash flows used in operating activities	(81,026,744)	(102,952,238)	(183,978,982)
Interest paid	(141,114,065)	102,952,238	(38,161,827)
Net cash flows from financing activities	732,867,795	102,952,238	835,820,033

Management’s assessment of materiality included a detailed analysis of both quantitative and qualitative factors and is summarized below.

Quantitative analysis

In assessing the quantitative magnitude of the errors, management notes that although pre-tax income is typically the starting point for a quantitative measure of materiality, it is not deemed to be the metric that is most relevant to the users of the Company’s financial statements. This is because, until the end of 2022, all projects were in the construction phase and the transactions that had a significant impact on the results of 2022 and 2021 were not directly attributable to the revenue-generating operations of the Company.

Accordingly, the Company determined 1% of total assets as the measurement basis to determine the Company’s materiality because it reflects the investments made by the Company to establish the hotels and other real estate investments that will form the basis of the Company’s main activities.

Internal materiality in Mexican pesos for the years ended December 31, 2023, 2022 and 2021, was $194,309,429, $188,029,005 and $107,421,098, respectively. Based on these measures, the impacts of the Cash Flow Errors exceed the quantitative thresholds while the impacts of the Deferred Tax Errors on the statements of financial position and profit and loss and other comprehensive income are below the quantitative thresholds.

Qualitative analysis

Management’s analysis of qualitative factors is summarized as follows:

1)	Whether the misstatement arises from an item capable of being measured with precision or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Analysis: Capitalized borrowing costs were calculated with precision, based on interest rates and balances of qualifying assets.

The misstatements to the deferred tax liability and related expense can similarly be calculated with precision identifying the temporary difference and applying appropriate income tax rates.

2)	Whether the misstatement masks a change in earnings or other trends.

Analysis: No. Due to the Company’s focus on construction and development activities in 2022 and 2021, the Company realized substantial net cash outflows from operating activities and inflows from proceeds from financing arrangements. The misstatements therefore did not have the effect of masking those trends as the previously reported and restated balances reflected the same nature of the cash flows.

The Company also does not believe the adjustments mask any material changes or trends to net profit during 2022 or 2021. This is because during 2022 and 2021, the Company had not yet generated sufficient revenues to achieve an established operational track record.

Nonetheless, the Company reported other key business and financial metrics, in filings on Form F-4/A filed on February 15, 2024, and in the Company’s annual report on Form 20-F filed on May 1, 2024 for which the misstated accounts are only used in the determination of non-IFRS performance measures including EBITDA and Adjusted EBITDA. None of the adjustments required to correct the misstatements affect the calculations of these non-IFRS measures.

3)	Whether the misstatement hides a failure to meet the consensus expectations of analysts for the company.

Analysis: No. There were no consensus expectations of analysts regarding measures affected by the misstatements.

4)	Whether the misstatement turns a loss into income or vice versa.

Analysis: No. The corrections to the misstatements did not change the previously reported net operating cash flows or financing cash flows from positive to negative or vice versa.

Similarly, the misstatements do not turn the net profit into net losses or vice versa for the years ended December 31, 2022 and 2021.

5)	Whether the misstatement relates to a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

Analysis: No, given that the misstatements relate to the Company’s one and only reportable segment, which generated little or no revenues during 2022 or 2021.

6)	Whether the misstatement affects the registrant's compliance with regulatory requirements.

Analysis: No. The Company’s compliance with regulatory requirements was not affected by the misstatements.

7)	Whether the mistake affects the registrant's compliance with loan covenants or other contractual requirements.

Analysis: No. The Company’s compliance or failure to comply with loan covenants or other contractual requirements was not affected by the misstatements.

8)	Whether the misstatement has the effect of increasing management compensation, for example, by satisfying requirements for the granting of bonuses or other forms of incentive compensation.

Analysis: No. Management’s compensation was not affected by the misstatements.

9)	Whether the misstatement involves the concealment of an unlawful transaction.

Analysis: No. The misstatements do not conceal illegal or unauthorized transactions.

To further analyze the materiality of the errors, the Company has analyzed the misstatements in light of guidance surrounding the definition of materiality and the impact on the decision-making of the primary users of the combined financial statements set forth in paragraph 7 of IAS 1 as follows:

1)	Would the correction of the error significantly affect Murano's outlook?

Analysis: Although the Company’s cash flows are also discussed and analyzed in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s regulatory filings, such disclosures do not specifically mention the period-to-period changes of cash paid for interest or borrowing costs.

The Company also considered the impacts of the misstatements on management’s accounting and disclosures related to the Company’s ability to continue as a going concern. Both the 2022 financial statements filed in the Company’s registration statement on Form F-4/A on February 15, 2024, and the 2023 financial statements filed in the Company’s annual report on Form 20-F on May 1, 2024, disclose material uncertainties giving rise to substantial doubt about the Company’s ability to continue as a going concern. In addition, the audit reports on the aforementioned financial statements include explanatory paragraphs related to the going concern uncertainties. Based on management’s analysis, neither the individual or cumulative effects of the misstatements impact the conclusions or disclosures reached in relation to the going concern uncertainties reported in the financial statements of 2023 or 2022.

Based on the above, management concludes that the correction of the misstatements is unlikely to significantly affect Murano's outlook. While the correction resulted in adjustments to deferred tax balances and the related expense/benefit, it is unlikely to have a material impact on Murano's overall financial position or performance.

2)	Who are the users that may be affected?

Analysis: The combined financial statements as of and for the year ended December 31, 2022 and 2021 were prepared for the purposes of including them in a Registration Statement in Form F-4 with the U.S. Securities and Exchange Commission; the F-4 established a proposal for a Business Combination between HCM Acquisition Corp (“HCM”) and the Company subject to the approval of HCM holders. Therefore, among the main users were the holders of HCM Ordinary Shares because they used the F-4 to vote on the Business Combination, Management considers that the misstatements would not have caused such shareholders to vote differently and the Business Combination would still have occurred as their interests were focused on the Company’s properties and the future earnings capacity.

The Company acknowledges that some of the errors are quantitatively large, and under the particular facts and circumstances of other issuers, would be considered to affect relevant accounts and would therefore be considered to be material. However, considering the Company’s set of facts and circumstances during the restated periods, including, but not limited to (i) the fact that the Company had not yet commenced its planned revenue-generating activities and therefore had a limited track record upon which to establish trends for financial performance and cash flows and (ii) the potentially adverse impacts of the correcting adjustments on financial performance and cash flows including reductions in operating cash flows, net profit and equity, are mitigated by disclosures of the going concern uncertainties, management has concluded that the misstatements are immaterial both individually and in the aggregate.

Regarding compliance with paragraph 49 of IAS 8, the disclosure of Note 19 provides a description that covers the disclosure requirements of such standard as follows:

In accordance with IAS 8.49(a), the nature of the prior period errors identified involved (i) errors related to the classification of cash transactions, and (ii) errors related to deferred taxes.

To comply with the requirements of IAS 8.49(b)(i), the Company disclosed the impacts of the correcting entries on the relevant financial statement line items and/or financial statement subtotal.  Management respectfully submits that such level of disclosure combined with the description of the misstatements provides financial statement users with sufficient understanding as to the impacts of the restatement.

Paragraph 49(b)(ii) does not apply to the Company, as it did not present basic or diluted earnings per share for those periods due to the presentation of combined financial statements.

To comply with IAS 8.49(c), the Company provided the impacts of the adjustment on its previously reported IFRS 1 transition date statement of financial position of January 1, 2021.

Retrospective restatement was practicable in all prior periods. As such, no further disclosures were needed.

Exhibits

2.
We note that the Section 906 certifications required by Rule 13-a14(b) of the Exchange Act have been omitted from your Form 20-F. Please file an amended Form 20-F in its entirety and include the certifications as Exhibits as required by Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by filing the full Amendment No.1 which includes Section 906 certifications (see Exhibit 13.4 furnished with the Amendment) along with all exhibits, including updated certifications that are currently dated and refer to the Form 20-F/A.

We hope that the foregoing response and corresponding inclusion of Exhibit 13.4 furnished with the full Amendment No.1 are responsive to the Staff’s comments. Please do not hesitate to contact the undersigned, David Galan, Company’s Chief Financial Officer, at +447866448804 or at dgalan@murano.com.mx, with any questions or comments.

Very truly yours,

By:	/s/ David Galan
David Galan
Chief Financial Officer